Filed Pursuant to Rule 433

Registration No. 333-181838

October 2, 2013

The Navigators Group, Inc.

5.75% Senior Notes due 2023

PRICING TERM SHEET

Issuer:	The Navigators Group, Inc.

Securities:	5.75% Senior Notes due 2023

Principal Amount:	$265,000,000

Trade Date:	October 2, 2013

Settlement Date:	October 4, 2013 (T+2)

Maturity Date:	October 15, 2023

Interest Rate:	5.75% per annum

Interest Payment Dates:	Semi-annually, on April 15 and October 15, beginning on April 15, 2014 (long first coupon)

Record Dates:	April 1 and October 1

Initial Public Offering Price:	100% of principal amount

Underwriting Discount:	0.65%

Net Proceeds (before offering expenses):	$263,277,500

Benchmark Treasury:	2.500% due August 15, 2023

Benchmark Treasury Yield:	2.595%

Spread to Benchmark Treasury:	+315.5 basis points

Yield to Maturity:	5.750%

Make-Whole Call:	In whole or in part, at any time or from time to time, at Treasury + 50 basis points

CUSIP/ISIN:	638904 AB8/US638904AB84

Rating (S&P):[1]	BBB (stable)

Joint Book-Running Managers:	Goldman, Sachs & Co. Keefe, Bruyette & Woods, Inc.

Co-Managers:	ING Financial Markets LLC Barclays Capital Inc.

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

Additional Information:

Pro Forma Ratio of Earnings to Fixed Charges*	For the six months ended June 30, 2013	For the year ended December 31, 2012
	4.6x	4.9x

As Adjusted Capitalization**

As of June 30, 2013 (Unaudited)
($ in thousands, except share data)
Debt:
7.0% Senior Notes due 2016	$—
Senior Notes offered hereby	265,000
Stockholders’ equity:
Preferred stock, $0.10 par value, authorized 1,000,000 shares, none issued	—
Common stock, $0.10 par value, 50,000,000 shares authorized; 17,645,043 shares issued and outstanding	1,764
Additional paid-in capital	333,954
Treasury stock, at cost	(155,801)
Retained earnings(1)	644,718
Accumulated other comprehensive income	37,317

Total stockholders’ equity	861,952

Total capitalization	$1,126,952

(1)	Reflects a charge to retained earnings of $0.5 million of deferred debt costs and assumes a charge of $11.5 million for the payment of call premium in connection with the redemption of our 7.0% Senior Notes due 2016.

*	Gives effect to this offering and the application of proceeds therefrom as of the beginning of the pro forma period presented.
**	Gives effect to this offering and the application of proceeds therefrom.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should read the prospectus and the prospectus supplement for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. at 1-866-471-2526.